December 6, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cynosure, Inc.
Registration Statement on Form S-1
File No. 333-127463
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of Class A Common Stock of Cynosure, Inc. (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 (File No. 333-127463) relating to such shares be accelerated so that the Registration Statement will become effective by 3:00 P.M. Eastern Time on Thursday, December 8, 2005, or as soon thereafter as practicable.
Please note that, pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, we undertake to provide the required preliminary prospectus distribution information by separate EDGAR filing as soon as possible, and by no later than tomorrow, December 7, 2005.
* * *

Very truly yours,

Citigroup Global Markets Inc.
UBS Securities LLC
Jefferies & Company, Inc.
Needham & Company, LLC

By:	Citigroup Global Markets Inc.

By:	/s/ John C. Cocchiarella

Name: John C. Cocchiarella
Title: Vice President